EXHIBIT 99.1

100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

Date: March 19, 2021

To: All Canadian Securities Regulatory Authorities

New York Stock Exchange

Subject: Shopify Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting:	April 13, 2021
Record Date for Voting (if applicable):	April 13, 2021
Beneficial Ownership Determination Date:	April 13, 2021
Meeting Date:	May 26, 2021
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING SHS	82509L107	CA82509L1076
CLASS B MULTIPLE VOTING SHARES	82509L206	CA82509L2066

Sincerely,

Computershare
Agent for Shopify Inc.